Exhibit 12.63

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2015	2014	2013	2012	2011	2010
	(In millions)
Earnings:
Pretax earnings	$363	$830	$741	$768	$704	$711
Adjustments	(5)	(11)	(7)	(7)	(2)	(4)
Fixed charges	138	267	281	286	310	328
Net earnings	$496	$1,086	$1,015	$1,047	$1,012	$1,035

Fixed Charges:
Interest expense	$129	$247	$264	$269	$287	$310
Adjustments	9	20	17	17	23	18
Fixed charges	$138	$267	$281	$286	$310	$328

Ratio of earnings to fixed charges	3.59	4.07	3.61	3.66	3.26	3.16